Computershare Investor Services Inc. Stock Transfer Services Montreal Trust Centre 510 Burrard Street Vancouver, British Columbia Canada V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

May 14, 2009

To:  All Applicable Commissions & Exchanges

Dear Sirs:

Subject:  Avino Silver & Gold Mines Ltd.

We confirm that the following material was sent by pre-paid mail on May 13, 2009 to the registered shareholders and non-objecting beneficial owners (NOBO's) of Common shares of the subject Corporation:

A.    Notice of Annual General and Special Meeting of Shareholders/Information Circular
B.    Form of Proxy - Registered Shareholders
C.    Voting Instruction Form - NOBO Shareholders
D.    Supplemental Mailing List Return Card
E.    Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly

COMPUTERSHARE INVESTOR SERVICES INC.

"Russell Cheung"
Mailing Specialist
Stock Transfer, Client Services

Telephone: 604.661.9400 (ext 4255)
Fax:              604.661.9401